UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals' corporate partner, Boston Scientific, announces intention to file fifth and final module of PMA for its TAXUS™ EXPRESS²™ Paclitaxel-eluting stent system.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.   Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.   The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

June 12, 2003

                     By:

/s/David Hall

      Name: David Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
June 11, 2003

BOSTON SCIENTIFIC ANNOUNCES INTENTION TO FILE FIFTH AND FINAL MODULE OF PMA FOR ITS TAXUS™ EXPRESS²™ PACLITAXEL-ELUTING STENT SYSTEM

Vancouver, BC — Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) was notified by its corporate partner, Boston Scientific Corporation, of its intention to file with the U.S. Food and Drug Administration (FDA) the fifth and final module of its Pre-Market Application (PMA) for its TAXUS™ Express²™ paclitaxel-eluting coronary stent system on or about June 23.

The announcement was made today by Larry Best, Boston Scientific Senior Vice President and Chief Financial Officer, while speaking at the Goldman Sachs 24th Annual Global Healthcare conference in Dana Point, CA.

“We are pleased to announce that our TAXUS program is on track and that we intend to file our PMA on or about June 23,” said Best. “Filing in June will keep us on schedule for approval as early as late this year, as we have previously indicated. Years of hard work and rigorous science have gone into the TAXUS program, and the filing of the PMA will represent the achievement of another important milestone for our program and our Company.”

The TAXUS clinical program is a series of studies designed to collect data on Boston Scientific’s proprietary polymer-based, paclitaxel-eluting stent technology for reducing coronary restenosis, the growth of neointimal tissue within an artery after angioplasty and stenting. Prior studies have demonstrated promising results by dramatically reducing restenosis. Paclitaxel is a multi-functional microtubule inhibitor that controls platelets, smooth muscle cells and white blood cells, all of which are believed to contribute to restenosis. The proprietary polymer on the stent allows for controlled delivery of paclitaxel.

Boston Scientific launched the TAXUS™ Express²™ paclitaxel-eluting coronary stent system in Europe and other international markets in February. It plans to launch the product in the United States late this year.

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices whose products are used in a broad range of interventional medical specialties. For more information, please visit: www.bostonscientific.com.

Angiotech Pharmaceuticals, Inc. is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc (NASDAQ: ANPI, TSX: ANP), visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continue,” “estimate,” “expects,” “may” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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Angiotech Pharmaceuticals Contact:

Ian Harper (investors & media) ext. 6933

Rui Avelar (analysts) ext. 6996

Phone: (604) 221-7676